UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*


                        FLEXIINTERNATIONAL SOFTWARE, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   338923 10 5
                                 (CUSIP Number)

                                Michael P. Moran
                             WR Hambrecht + Co. LLC
                          539 Bryant Street, Suite 100
                             San Francisco, CA 94107
                                 (415) 551-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    06/04/01
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934

("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


                                  SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------------------
1                       NAMES OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                        WR Hambrecht + Co. LLC

                        943289837

------------------------------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (X)
                                                                                            (b) ( )
------------------------------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                        WC

------------------------------------------------------------------------------------------------------------------------------------
5                       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

------------------------------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
------------------------------------------------------------------------------------------------------------------------------------
NUMBER OF               7             SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING                             None
PERSON WITH
                        ------------------------------------------------------------------------------------------------------------
                        8             SHARED VOTING POWER


                                      2,382,591


                        ------------------------------------------------------------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      None

                        ------------------------------------------------------------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER


                                      2,382,591


------------------------------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                        2,382,591


------------------------------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)(  )

------------------------------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                        13.48

------------------------------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        BD
------------------------------------------------------------------------------------------------------------------------------------


                                                 SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------------------
1                   NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    William R. Hambrecht

------------------------------------------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (X)
                                                                                        (b) ( )
------------------------------------------------------------------------------------------------------------------------------------
3                   SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    PF, AF
------------------------------------------------------------------------------------------------------------------------------------
5                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )
------------------------------------------------------------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
------------------------------------------------------------------------------------------------------------------------------------
                    7              SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                       616,962
OWNED BY EACH
REPORTING
PERSON WITH
                    ----------------------------------------------------------------------------------------------------------------
                    8              SHARED VOTING POWER


                                   2,382,591


                    ----------------------------------------------------------------------------------------------------------------
                    9              SOLE DISPOSITIVE POWER

                                   616,962

                    ----------------------------------------------------------------------------------------------------------------
                    10             SHARED DISPOSITIVE POWER


                                   2,382,591


------------------------------------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    2,999,553 (1)

------------------------------------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (  )

------------------------------------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                    16.97%

------------------------------------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    IN
------------------------------------------------------------------------------------------------------------------------------------


1. As of April, 2001, Mr. Hambrecht has a 15.3% ownership interest in WR Hambrecht + CO, Inc, the corporation that owns 100% of WR Hambrecht + CO. LLC (the "LLC"). The LLC directly owns 2,382,591 shares of Flexiinternational Software, Inc. Mr. Hambrecht directly owns 616,962 shares of Flexiinternational Software, Inc. Mr. Hambrecht disclaims beneficial ownership of all the shares of Flexiinternational Software, Inc. held directly by the LLC other than with respect to 364,536 shares represented by his proportionate ownership interest in the LLC.

                            Statement on Schedule 13D


         This filing is the Third Amendment on Schedule 13D of WR Hambrecht + Co. LLC ("LLC") and William R. Hambrecht with respect to the beneficial ownership by the LLC and Mr. Hambrecht of shares of common stock, $.01 par value per share ("Common Stock"), of Flexiinternational Software, Inc., a Delaware corporation ("Issuer"). The filing of this Schedule 13D ("Amended Statement") is occasioned by the purchase of 577,500 shares as described in Item 5(c) below.


         To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of the LLC and Mr. Hambrecht.

ITEM 1.  SECURITY AND ISSUER.

     The Amended Statement relates to shares of the Common Stock, $.01 par value per share, of Flexiinternational, Inc., a Delaware corporation. The address of the Issuer's principal executive offices is Two Enterprise Drive, Shelton, Connecticut 06484.

ITEM 2.  IDENTITY AND BACKGROUND.

     The Amended Statement is being filed jointly by William R. Hambrecht and the LLC.


         (a)      (i)  WR Hambrecht + Co. LLC.
                  (ii) William R. Hambrecht.

         (b)      (i)  The  LLC's  principal  business  address  is  539  Bryant
                       Street, Suite 100 San Francisco, CA 94107.

                  (ii) Mr.  Hambrecht's  principal address is 539 Bryant Street,
                       Suite 100 San Francisco, CA 94107.


         (c)      (i)  The LLC is a Broker/Dealer.
                  (ii) Mr. Hambrecht is the sole Manager of the LLC.

         (d) During the past five years, neither the LLC nor Mr. Hambrecht has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither the LLC or Mr. Hambrecht has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

         (f)      (i)  The LLC is  organized  under  the  laws of the  State  of
                       Delaware.
                  (ii) Mr.  Hambrecht  is a  citizen  of the  United  States  of
                       America.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Working Capital of the LLC.

ITEM 4.  PURPOSE OF TRANSACTION.


     The acquisitions of Common Stock by the LLC were made as long-term investments of the LLC or in connection with its role as a market maker of Issuer. Except as noted below, neither Mr. Hambrecht nor the LLC has any present plans or proposals that relate to or would result in or cause:


         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated above.

         The filing persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


     (a) According to the Issuer, there were 17,674,757 shares of Common Stock outstanding as of March 1, 2001. The LLC currently directly owns 2,382,591 shares of the Issuer's Common Stock, representing 13.48% of the outstanding Common Stock. Mr. Hambrecht directly owns 616,962 shares of Common Stock of the Issuer. Mr. Hambrecht, as the sole Manager of the LLC, has indirect beneficial ownership of the 2,382,591 shares of Common Stock owned by the LLC. Mr. Hambrecht also has a 15.3% ownership interest in the corporation that owns 100% of the LLC. Accordingly, Mr. Hambrecht disclaims beneficial ownership of all shares of the Issuer held by the LLC other than with respect to 364,536 shares representing his proportionate ownership interest in the LLC.

     (b) The LLC and Mr. Hambrecht each have shared voting power and dispositive power over the 2,382,591 shares of Common Stock held by the LLC.


     (c) Except as set forth below, neither Mr. Hambrecht nor the LLC has effected any transaction involving the Issuer's Common Stock during the 60 days prior to the date of this Amended Statement.


     Subsequent to April 4,2001, the LLC made the following open market purchases or sales of Common Stock (items 1 through 11 were purchases or sales made by the LLC in its capacity as market maker for the Common Stock and are a net of all market making transactions on that day with an average price. Item 12 represents a purchase of the Common Stock by the LLC for its long-term proprietary account. All dates shown are trade dates:

1. Sale of 6,000 shares of Common Stock on April 16, 2001 at $0.150 per share

2. Purchase of 4,500 shares of Common Stock on April 17, 2001 at $0.140 per share


3. Sale of 10,000 shares of Common Stock on April 27, 2001 at $0.160 per share

4.       Sale of 5,000 shares of Common Stock on May 2, 2001 at $0.153 per share

5. Purchase of 15,000 shares of Common Stock on May 3, 2001 at $0.180 per share

6.       Sale of 5,000 shares of Common Stock on May 4, 2001 at $0.180 per share


7. Purchase of 17,000 shares of Common Stock on May 7, 2001 at $0.202 per share

8. Purchase of 10,000 shares of Common Stock on May 8, 2001 at $0.198 per share

9. Sale of 5,000 shares of Common Stock on May 9, 2001 at $0.200 per share

10. Purchase of 5,000 shares of Common Stock on May 10, 2001 at $0.175 per share

11. Sale of 10,000 shares of Common Stock on June 4, 2001 at $0.135 per share

12. Purchase of 577,500 shares of Common Stock on June 4, 2001 at $0.130 per share


         (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

         (e)        Item 5(e) is not applicable to this Amended Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 08, 2001




                                                     /s/ William R. Hamrecht
                                                     ------------------------
                                                     William R. Hambrecht


                                                     WR Hambrecht & Co. LLC



                                                     By: William R. Hambrecht,
                                                     Manager


                                                     /s/ William R. Hambrecht
                                                     ------------------------
                                                     William R. Hambrecht